SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Velocity Financial, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

518613203

(CUSIP Number)

Velocity Financial, Inc.

30699 Russell Ranch Road, Suite 295

Westlake Village, California 91362

(818) 532-3700

Copy to:

Doug Warner, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	NAME OF REPORTING PERSONS SPG GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,611,931 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,611,931 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,611,931 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents (i) 12,272,765 of Common Stock, and (ii) Warrants to purchase an aggregate of 1,339,166 shares of the Issuer’s Common Stock. SPG GP, LLC (the “General Partner”) is the general partner of Snow Phipps Group AIV, L.P. (“SPG AIV”), Snow Phipps Group (B), L.P., Snow Phipps Group AIV (Offshore), L.P. (“SPG AIV Offshore”), Snow Phipps Group (RPV), L.P. (“SPG RPV”) and SPG Co-Investment, L.P. (collectively, the “SPG Fund Entities”). Ian K. Snow serves as the managing member of the General Partner. For additional information, see Item 5 of this Schedule 13D.

1.	NAME OF REPORTING PERSONS Ian K. Snow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,611,931 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,611,931 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,611,931 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 12,272,765 of Common Stock, and (ii) Warrants to purchase an aggregate of 1,339,166 shares of the Issuer’s Common Stock. SPG GP, LLC (the “General Partner”) is the general partner of Snow Phipps Group AIV, L.P. (“SPG AIV”), Snow Phipps Group (B), L.P., Snow Phipps Group AIV (Offshore), L.P. (“SPG AIV Offshore”), Snow Phipps Group (RPV), L.P. (“SPG RPV”) and SPG Co-Investment, L.P. (collectively, the “SPG Fund Entities”). Ian K. Snow serves as the managing member of the General Partner. For additional information, see Item 5 of this Schedule 13D.

1.	NAME OF REPORTING PERSONS Snow Phipps Group AIV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,593,877 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,593,877 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,593,877 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents (i) 11,320,995 of Common Stock, and (ii) Warrants to purchase an aggregate of 1,272,882 shares of the Issuer’s Common Stock. SPG GP, LLC is the General Partner of the SPG Fund Entities. Ian K. Snow serves as the managing member of the General Partner. For additional information, see Item 5 of this Schedule 13D.

1.	NAME OF REPORTING PERSONS Snow Phipps Group (RPV), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 655,919 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 655,919 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,919 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents (i) 589,635 of Common Stock, and (ii) Warrants to purchase an aggregate of 66,284 shares of the Issuer’s Common Stock. SPG GP, LLC is the General Partner of the SPG Fund Entities. Ian K. Snow serves as the managing member of the General Partner. For additional information, see Item 5 of this Schedule 13D.

1.	NAME OF REPORTING PERSONS Snow Phipps Group (B), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 61,719 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 61,719 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,719 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 61,719 of Common Stock. SPG GP, LLC is the General Partner of the SPG Fund Entities. Ian K. Snow serves as the managing member of the General Partner. For additional information, see Item 5 of this Schedule 13D.

1.	NAME OF REPORTING PERSONS Snow Phipps Group AIV (Offshore), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 251,565 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 251,565 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,565 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 251,565 of Common Stock. SPG GP, LLC is the General Partner of the SPG Fund Entities. Ian K. Snow serves as the managing member of the General Partner. For additional information, see Item 5 of this Schedule 13D.

1.	NAME OF REPORTING PERSONS SPG Co-Investment, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 48,851 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 48,851 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,851 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 48,851 of Common Stock. SPG GP, LLC is the General Partner of the SPG Fund Entities. Ian K. Snow serves as the managing member of the General Partner. For additional information, see Item 5 of this Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D filed as of April 17, 2020 (the “Schedule 13D”) is amended and supplemented by adding the following.

On October 8, 2021, the Reporting Persons exercised and converted 20,000 shares of the Series A Convertible Preferred Stock resulting in 5,194,804 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

a) and b).

Item 5(a) and (b) of the Schedule 13D is hereby amended and replaced by the following.

Items 7-11 of the cover pages of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

The Reporting Persons may be deemed to beneficially own an aggregate of 13,611,932 shares of Common Stock, which represents, in the aggregate, approximately 50.2% of the outstanding shares of the Issuer’s Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, (the “Exchange Act”), as a result of their direct and indirect ownership of Common Stock through certain investment funds and other investors affiliated with or managed by SPG GP, LLC, their ownership of the Warrants and based on 20,594,005 shares outstanding as of June 30, 2021 as reported in the Issuer’s annual report on Form 10-K filed with the SEC on August 6, 2021.

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of April 9, 2020, by and among the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to SPG GP, LLC’s Form 4 filed on April 9, 2020).

SIGNATURE

SPG GP, LLC By: /s/ Alan Mantel Name: Alan Mantel Title: Authorized Signatory	October 12, 2021 Date

Snow Phipps Group AIV, L.P. By: /s/ Alan Mantel Name: Alan Mantel Title: Authorized Signatory	October 12, 2021 Date

Snow Phipps Group AIV (Offshore), L.P. By: /s/ Alan Mantel Name: Alan Mantel Title: Authorized Signatory	October 12, 2021 Date

Snow Phipps Group (RPV), L.P. By: /s/ Alan Mantel Name: Alan Mantel Title: Authorized Signatory	October 12, 2021 Date

Snow Phipps Group (B), L.P. By: /s/ Alan Mantel Name: Alan Mantel Title: Authorized Signatory	October 12, 2021 Date

SPG Co-Investment, L.P. By: /s/ Alan Mantel Name: Alan Mantel Title: Authorized Signatory	October 12, 2021 Date

Ian K. Snow By: /s/ Alan Mantel Name: Alan Mantel Title: Authorized Signatory	October 12, 2021 Date